Hogan Lovells US LLP Tabor Center 1200 Seventeenth Street, Suite 1500 Denver, Colorado 80202 T +1 303 899 7300 F +1 303 899 7333 www.hoganlovells.com

July 11, 2013

Via EDGAR & Federal Express

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Lyn Shenk

Re:                                                                             Regal Entertainment Group

Form 10-K for Fiscal Year Ended December 27, 2012

Filed on February 25, 2013

File No. 001-31315

Dear Mr. Shenk:

On behalf of Regal Entertainment Group (“Regal” or the “Company”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in a letter (the “comment letter”) to David H. Ownby, Chief Financial Officer of Regal, dated June 28, 2013, regarding the Company’s Form 10-K for the fiscal year ended December 27, 2012 (File No. 001-31315), as filed with the Commission on February 25, 2013.  The Company’s responses to the Staff’s comments are set forth below and are numbered to correspond to the numbering in the comment letter.  The responses provided herein are based on discussions with, and information furnished by, the Company and its advisors, as applicable.

Form 10-K for Fiscal Year Ended December 27, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 26

Admissions, page 27

1.              Comment:  We note your disclosure regarding the changes in factors such as average ticket price and attendance. In addition to providing these disclosures, please revise future filings to quantify the aggregate impacts of these changes on admissions revenues. For example, please revise to quantify the actual dollar amount of aggregate net admission revenues change during the period attributed to a change in attendance.

Response:  Pursuant to the Staff’s request, Regal will revise future filings to quantify the actual dollar amount of factors that have a material impact on admissions revenue.

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia.  “Hogan Lovells” is an international legal practice that includes Hogan Lovells US LLP and Hogan Lovells International LLP, with offices in:  Alicante Amsterdam Baltimore Beijing Berlin Brussels Caracas Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston London Los Angeles Madrid Miami Milan Moscow Munich New York Northern Virginia Paris Philadelphia Prague Rio de Janeiro Rome San Francisco Shanghai Silicon Valley Singapore Tokyo Ulaanbaatar Warsaw Washington DC Associated offices: Budapest Jakarta Jeddah Riyadh Zagreb.  For more information see www.hoganlovells.com

Other Operating Revenue, page 28

2.              Comment:  We note that you discuss certain factors to which changes are attributable, but you do not quantify some of these factors. For example, you state that the increase in other operating revenues during the Fiscal 2012 Period was primarily driven by increases in revenues from our vendor marketing programs, increases in other theatre revenues and increases in theatre access fees, partially offset by a decline in revenue related to our gift card and discount ticket programs, but you do not quantify each of the different factors. Please ensure that all material factors are analyzed and quantified to the extent practicable.

Response:  Pursuant to the Staff’s request, Regal will revise future filings to analyze and quantify factors that have a material impact on operating revenues.

Specific questions or comments regarding accounting related issues may be addressed to David Ownby, Chief Financial Officer at (865) 925-9517 or David.Ownby@regalcinemas.com.  In addition, please direct any general questions or comments regarding the foregoing to me at (303) 454-2427 or keith.trammell@hoganlovells.com.

Sincerely,

/s/ Keith Trammell

Keith Trammell

Partner
keith.trammell@hoganlovells.com
D 303.454.2427

cc: Regal Entertainment Group

Statement of Regal Entertainment Group

July 11, 2013

Re:	Regal Entertainment Group Form 10-K for Fiscal Year Ended December 27, 2012 Filed on February 25, 2013 File No. 001-31315

Regal Entertainment Group (the “Company”), hereby acknowledges, in connection with the comments of the Securities and Exchange Commission (the “Commission”) staff on the above referenced filing, that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

REGAL ENTERTAINMENT GROUP

By:	/s/ David Ownby
David Ownby
Chief Financial Officer